John Hancock Investment Trust III

For John Hancock Greater China Opportunities Fund

On May 17, 2013, the Board approved an amendment to the Registrant’s sub-investment management contract regarding best execution, including foreign currency transactions.  The amendment is attached as an exhibit herewith.